October 10, 2008

United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:          Energy & Technology Corp.
Amendment No. 2 Registration Statement on Form S-1
Filed September 23, 2008
File No. 333-150437

Dear Mr. Schwall:

We represent Energy & Technology Corp., (the “Company”).  We are in receipt of your letter dated October 7, 2008.  The following are our responses.

Summary Financial Data, page 1

1.
We note that the cost of revenues and total operating expenses for years ended December 31, 2007 and 2006 per your summary financial data do not agree to their equivalent amounts in your consolidated statements of operations on page F-5.  Please make the appropriate corrections.

Answer:  The summary financial data has been revised to match the equivalent amounts in your consolidated statements of operations on page F-5.

Description of Business, page 8

2.
Revise your descriptions to clearly indicate that a large part of your business consists of selling oilfield exploration and drilling pipe.  Further, clarify, if true, that you do not manufacture the pipe, but act as an intermediary.

Answer:  The description of business has been updated to clearly indicate that a large part of the Company’s business consists of selling oilfield exploration and drilling pipe.

Directors, Executive Officers, Promoters and Control Persons, page 19

3.
We note the additional officers and directors that you have included in your registration statement.  Provide in each officer’s and director’s biography a detailed discussion of the most recent five years, including the month and year each person held any position or office.  Further, eliminate any gaps or ambiguities with regard to time in each biographical sketch.  For example, it is unclear when Mr. Benoit became an Assistant District Attorney for Orleans Parish and it is unclear when Mr. Benoit went into private practice.  Further, it is unclear when Mr. Benoit became a Director of the Company.

Answer:  Each officer’s and director’s biography has been updated.

Security ownership of Certain Beneficial Owners and Management, page 20

4.	Revise the line for Mr. Sfeir’s holdings to include the full number of shares for which he has beneficial interest.

Answer:  The line for Mr. Sfeir’s holdings has been revised to include the full number of shares 175,001,000 for which he has beneficial interest.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN